FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.Name and Address of Company

BIOHARVEST SCIENCES INC.

Suite 1140 – 625 Howe Street

Vancouver, BC, V6C 2T6

(the “Company”)

Item 2.Date of Material Change

October 28, 2024

Item 3.News Release

The news release (the “News Release”) was issued and disseminated on October 28, 2024.

Item 4.Summary of Material Change

Bar Dichter was appointed as the new Chief Financial Officer of the Company following the resignation of Alan Rootenberg.

Item 5.Full Description of Material Change

See the News Release attached hereto as Schedule “A”.

Item 6.Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

None.

Item 8.Executive Officer

For further information, please contact:

David Ryan

Secretary and VP, Investor Relations

604 622-1187

Item 9.Date of Report

October 28, 2024

SCHEDULE “A”

NEWS RELEASE

(See attached)

BioHarvest Sciences Appoints Bar Dichter as CFO

Vancouver, British Columbia and Rehovot, Israel – October 28, 2024 – BioHarvest Sciences Inc. (“BioHarvest” or the “Company”) (CSE: BHSC) (OTCQB: CNVCF), (“BioHarvest” or the “Company”) (CSE: BHSC) (OTCQB: CNVCF), a company pioneering its patented Botanical Synthesis technology process, today announced the appointment of Bar Dichter (née Moreh) as Chief Financial Officer of the Company.

Ms. Dichter joined the Company as Controller in 2018, and was promoted to Vice President, Finance for the Company in July 2022. Prior to joining the Company, Ms. Dichter worked in the audit department of KPMG Israel. This appointment of Ms. Dichter as full-time CFO ensures compliance with Nasdaq listing requirements.

Ms. Dichter holds a Bachelor of Arts, Accounting and Economics (2016) from Tel-Aviv University in Israel and an MBA, Finance and Financial Management Services (2018) from the College of Management Academic Studies in Israel. She was registered as a CPA in Israel in 2018.

Ilan Sobel, Chief Executive Officer, said: “Ms. Dichter has demonstrated a deep understanding of our Company’s business as well as the leadership qualities needed to support the Company’s growth and implement our capital markets strategy. This promotion of Ms. Dichter continues BioHarvest’s proud history of promoting from within, as well as senior female leadership across the Company. On behalf of the Board, I would like to thank Mr. Rootenberg – our previous fractional Chief Financial Officer – for his commitment, partnership and significant contribution to the business the past 4 years.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (CSE: BHSC) (OTCQB: CNVCF) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based molecules, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHSC does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

The Canadian Securities Exchange has neither approved nor disapproved the information contained herein and does not accept responsibility for the adequacy or accuracy of this news release.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibilities for its contents.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations & Director

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

+1 (949) 259-4987

BHSC@mzgroup.us